EXHIBIT 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

BIOSCRIP, INC.

Rights to Purchase up to 200,000 Units at $100.00 per Unit

Offered Pursuant to Rights Distributed to Record Stockholders of BioScrip, Inc.

      , 2015

Dear Stockholder:

This notice is being distributed by BioScrip, Inc. (the “Company”) to all holders of record (the “Record Holders”) of shares of its common stock, par value $0.001 per share (the “Common Stock”), at 5:00 p.m., New York City time, on                     , 2015 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase units (“units”) consisting of (a) an aggregate of 200,000 shares of 8.5%/11.5% Series A Convertible Preferred Stock of the Company, par value $0.0001 per share (the “Series A Preferred Stock”), (b) 576,000 Class A warrants, each full warrant to purchase one share of Common Stock at a price of $5.17 per share, and (c) 576,000 Class B warrants, each full warrant to purchase one share of Common Stock at a price of $6.45 per share. The shares of Series A Preferred Stock will be convertible into shares of Common Stock at a conversion price of $5.17 per share, subject to adjustment upon the occurrence of certain events. The Rights are described in the Company’s Prospectus, dated                    , 2015 (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate of 200,000 units pursuant to the Prospectus. The Rights will expire, if not exercised, by 5:00 p.m., New York City time, on                    , 2015, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive one Right for every      outstanding shares of Common Stock owned of record as of the close of business on the Record Date, subject to rounding adjustments up or down as described below. Each whole Right will allow you to subscribe for one unit (the “Subscription Right”) at the cash price of $100.00 per unit (the “Subscription Price”). Each unit comprises one (1) share of Series A Preferred Stock, 2.88 Class A warrants, each full warrant to purchase one share of Common Stock at a price of $5.17, and 2.88 Class B warrants, each full warrant to purchase one share of Common Stock at a price of $6.45. Fractional Rights or cash in lieu of fractional Rights will not be issued in the Rights Offering. Any Record Holder that had been entitled to receive a fractional Right consisting of at least ½ Right has been rounded up to the nearest whole Right, and any Record Holder that had been entitled to receive a fractional Right consisting of less than ½ Right has been rounded down to the nearest whole Right. If the total number of units subscribed for in the Rights Offering exceeds 200,000, then each subscribing Record Holder’s allocation of units will be reduced on a pro rata basis that results in a total subscription of 200,000 units in the Rights Offering (the “Pro Rata Reduction”). See “The Rights Offering—Subscription Rights” in the Prospectus. For example:

1.	Assuming no Pro Rata Reduction, if you owned 400 shares of Common Stock as of the Record Date, you would receive Rights pursuant to your Subscription Right, rounded down to the right to purchase unit in the Rights Offering pursuant to your Subscription Right.

2.	Assuming no Pro Rata Reduction, if you owned 600 shares of Common Stock as of the Record Date, you would receive Rights pursuant to your Subscription Right, rounded up to the right to purchase units in the Rights Offering pursuant to your Subscription Right.

3.	If the total number of units subscribed for in the Rights Offering totals 210,000, thus exceeding the total number of 200,000 units offered in the Rights Offering, the Pro Rata Reduction will be effected. Each subscribing Rights holder’s allocation of units will be reduced on a pro rata basis to 200,000 divided by 210,000 = 95.24% of the units each such Rights holder originally subscribed for. Therefore, if you owned 6,000 shares of Common Stock as of the Record Date, you would receive Rights pursuant to your Subscription Right, rounded down to the right to purchase units in the Rights Offering pursuant to your Subscription Right. Pursuant to the Pro Rata Reduction in this example, assuming you subscribed for all units, your allocation of units will be reduced on a pro rata basis to 95.24% x units = units, rounded down to units.

The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”). Rights may not be sold, transferred, or assigned; provided , however , that Rights are transferable by operation of law (for example, a transfer of Rights to the estate of a recipient upon the recipient’s death).

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions for Use of BioScrip, Inc. Subscription Rights Certificates;

4.	Notice of Tax Information; and

5.	A return envelope addressed to American Stock Transfer & Trust Company, LLC, the Subscription Agent.

Your prompt action is requested. To exercise your Rights, you should properly complete and sign the Subscription Rights Certificate and forward it, with payment of the Subscription Price in full for each unit subscribed for pursuant to the Subscription Right, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Subscription Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m., New York City time, on the Expiration Date. All payments must be made in U.S. dollars for the full number of units being subscribed for by cashier’s or certified check drawn upon a United States or Canadian bank payable to American Stock Transfer & Trust Company, LLC, as Subscription Agent. Failure to return the properly completed Subscription Rights Certificate with the correct payment will result in your not being able to exercise your Rights. A Record Holder cannot revoke the exercise of his or her Rights. Rights not exercised prior to the Expiration Date will expire without value.

Additional copies of the enclosed materials may be obtained from the Information Agent, Georgeson Inc. The Information Agent’s toll-free telephone number is (877) 278-4775.

Very truly yours,

BIOSCRIP, INC.